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WRITER'S DIRECT NUMBER                                 WRITER'S E-MAIL ADDRESS
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                                                              February 16, 2006


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Synthetic Fixed-Income Securities, Inc. (CIK: 0001140396) Registration Statement on Form S-3 no. 333-131889
               ---------------------------------------------------------

Ladies and Gentlemen:

      On behalf of Synthetic Fixed-Income Securities, Inc. (the "Company"), we filed on February 16, 2006, the Company's registration statement on Form S-3 no 333-131889 (the "Registration Statement").

      The Registration Statement is substantially identical to the Company's currently effective registration statement, no. 333-111858 which was given a full review by the staff of the Commission in 2004, except for revisions made to conform the Registration Statement to Regulation AB. Please address all inquiries and communications concerning the Registration Statement to the undersigned at (212) 839-5334 or sknopf@sidley.com. Thank you for your attention to this matter.

                                                     Very truly yours,

                                                      /s/ Siegfried P. Knopf